Exhibit 99.1

ERMENEGILDO ZEGNA GROUP UNVEILS MEDIUM-TERM FINANCIAL AMBITIONS AND SUSTAINABILITY STRATEGY

•	In the Medium-term Group Aims for Annual Revenues of Over €2 billion and Adjusted EBIT[1] of at Least 15% of Revenues

•	ESG Strategy to be Overseen by Zegna Group’s Board and Tied to Executive Bonuses

MAY 17, 2022 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” “the Group,” or “the Company”), today will host a Capital Markets Day during which the Company will share its medium-term financial ambitions as well as its newly unveiled ESG strategy and targets.

With regards to medium-term financial goals, the Group is aiming for revenues to exceed €2 billion and for Adjusted EBIT1 as a % of revenues to reach at least 15%. The Group expects an increase in store productivity and continuing positive development of the price/mix to be key drivers of the top line, reflecting positively on profitability together with favourable operational leverage. These improvements should more than offset the strengthening of its marketing investments which, together with Capital Expenditure2 today at about 5% of Group revenues, are planned to support the Zegna rebranding and the overall growth strategy.

Keeping with its historical focus on sustainability and care for the world, the Company will also lay out a new ESG strategy, with further commitments on materials traceability, on climate change, and equal employment opportunities, among other topics. Zegna Group’s ESG commitments will be overseen by the Board of Directors, and, starting this year, long-term equity incentive plans granted to eligible executives will be linked to achieving these targets.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “I am very much looking forward to welcoming our investors and financial analysts to Oasi Zegna today. This special place embodies our roots, values, and culture and is an integral part of our past and future. It is also the cradle of our century-long commitment to caring for the natural world around us, our people, and our communities. The ESG targets announced today reaffirm our commitment to a path of responsible growth and take us boldly to the future. We have rooted our financial goals in our values, which makes me confident in our ability to deliver against the ambitions set out in our business strategy.”

Some of the ESG-focused commitments being presented today include the following:

•	By early 2023, the Group will appoint a DE&I Officer & Governance to manage the deployment of its DE&I Strategy.

•	In 2022, the Group will complete the submission of GHG emissions reduction targets in line with the Science-Based Targets initiative (SBTi).

[1]	Adjusted EBIT is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 2 of this communication for the definition of such non-IFRS measure.
[2]	Capital Expenditure is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 2 of this communication for the definition of such non-IFRS measure.

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By 2024, the Group will be using an innovative and open digital platform to allow suppliers to share their energy sources, water, chemical, emissions data as well as product certifications, covering at least 30% of its supply volume.

•	By 2024, the Group aims to have 100% of its electricity in Europe and the US from renewable sources, extending to all the Group’s operations by 2027 (scope 2).

•	By 2026, over 50% of the Top Priority raw materials used in Zegna Group products will be traceable to their point of origin, exceeding 95% by 2030.

•	Exporting Oasi Zegna to the world: The Group will plant 10 thousand trees, mini Zegna Forests, in every city where Zegna Group opens or relocates Zegna boutiques, starting from 2023.

A copy of the presentation and the link to the audio webcast will be made available at ir.zegnagroup.com before the presentation begins at 11am CET/5am ET.

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Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures, among which adjusted earnings before interest and taxes (“Adjusted EBIT”) and Capital Expenditure. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and improve the ability of management and investors to assess and compare the financial performance of Zegna with that of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, exchange losses/(gains), result from investments accounted for using the equity method, impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the years presented, costs related to the Business Combination with Investindustrial Acquisition Corp, severance indemnities and provision for severance expenses, impairment of property, plant and equipment and right-of-use assets, certain costs related to lease agreements and certain other items.

Capital Expenditure

Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through over 500 stores in 80 countries around the world, of which 295 are directly operated by the Group as of March 31, 2022 (244 Zegna stores and 51 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

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Contacts

Investor Relations

Francesca Di Pasquantonio

francesca.dipasquantonio@zegna.com

+39 335 5837669

Media

Ermenegildo Zegna Group

Domenico Galluccio

domenico.galluccio@zegna.com

+39 335 538 7288

Brunswick Group

Brendan Riley / Lidia Fornasiero / Marie Jensen

briley@brunswickgroup.com / lfornasiero@brunswickgroup.com / mjensen@brunswickgroup.com

+1 (917) 755-1454 / +39 335 718 7205 / +33 (0) 6 49 09 39 54

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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,”

“intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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